Form 144
1 (a) Name of issuer:
SOUTH STATE CORPORATION

1 (b) IRS Ident. No.
57-0799315

1 (c) SEC File No.
001-12669

1(d) Address of issuer
520 Gervais Street Columbia, SC 29201
1 (e)Telephone No.
803-231-3539

2(a) Name of person for whose account the securities are to be sold
Jim C. Cherry

2(b) Relationship to Issuer
Director

2(c) Address Street
520 Gervais Street Columbia, SC 29201

3(a) Title of Class of securities to be sold
Common Stock

3(b) Name and address of each broker through whom the sec are to be offered/each market maker who is acquiring the securities Carroll Financial Associates,4201 Congress Street,Suite 210,Charlotte,NC 28209

3(c) Number of shares or other units to be sold
16,255

3(d)Aggregate Market Value
$1,442,668

3(e) Number of shares or other units outstanding
29,263,537

3(f) Approximate Date of Sale
12/6/2017

3(g) Name of each securities exchange
NASDAQ

Table I  Securities to be Sold

Title of the Class:
Common Stock

Date you acquired:
8/12/2010 and various dates

Nature of Acquisition Transaction
equity awards and various open market purchases

Name of Person from Whom Acquired:
Park Sterling Corporation

Amount of Securities Acquired:
16,255

Date of Payment:
10/27/2017 and various dates

Nature of Payment:
equity compensation and cash

Table II  Securities sold during past 3 months:
N/A